130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@AvalonAM.com
www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 26, 2016	No. 16-03

Avalon Announces Voting Results of Annual and Special Meeting
including Approval of Name Change

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce that at the Annual and Special Meeting of shareholders held in Toronto, Ontario on February 24, 2016 (the “Meeting”), shareholders approved the motion to change the Company’s name to Avalon Advanced Materials Inc..

As noted in the Information Circular, Avalon's management and Board of Directors felt that the name “Avalon Rare Metals Inc.” was too closely associated with rare earths and no longer adequately reflected the Company’s diversified specialty metals and minerals asset base. Don Bubar, President and CEO, noted “With the Company’s increasing focus on lithium and tin-indium, the new name will help investors discover how Avalon’s other assets can also contribute to increased shareholder value and recognize the critical importance of these commodities in clean technology.”

Also during the Meeting, six of the seven director nominees listed in the Company’s information circular dated January 12, 2016 were elected as directors of the Company.

One of management’s proposed directors, Phil Fontaine, decided for personal reasons not to stand for re-election, even though his name had been included in the information circular.

The detailed results of the vote are as follows:

Director		Number of Votes Cast	Percentage of Votes Cast

Donald Bubar	In Favour:	23,874,135	96.22%
	Withheld:	938,627	3.78%

Alan Ferry	In Favour:	23,932,074	96.45%
	Withheld:	880,688	3.55%

Brian MacEachen	In Favour:	23,909,524	96.36%
	Withheld:	903,238	3.64%

Peter McCarter	In Favour:	23,947,916	96.51%
	Withheld:	864,846	3.49%

Jane Pagel	In Favour:	23,900,478	96.32%
	Withheld:	912,284	3.68%

Kenneth G. Thomas	In Favour:	23,897,505	96.31%
	Withheld:	915,257	3.69%

At the Meeting, Don Bubar welcomed Jane Pagel to the Board as “an experienced executive from the environmental field with a broad background in both industry and government including leadership roles in energy, clean tech and sustainability organizations”. He also expressed gratitude to Phil Fontaine for his six years of service on the Company’s Board of Directors as an inspiration and a role model for Aboriginal participation in the Canadian mineral industry.

In addition, at the Meeting shareholders appointed Deloitte LLP as auditors of the Company, and approved a resolution adopting By-law No.2 of the Company pertaining to advance notice for the nomination of Directors of the Company.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company’s increasing focus on lithium and tin-indium, and that the new name will help investors discover how Avalon’s other assets can also contribute to increased shareholder value and recognize the critical importance of these commodities in clean technology. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.